LAW OFFICES
                                       of
                                   DAN BRECHER

                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                 (212) 286-0747
                               Fax: (212) 808-4155
                       e-mail: brecherlaw @ compuserve.com

                                  July 7, 2006

VIA EDGAR AND OVERNIGHT MAIL
Attn.: Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

      Re:   CompuPrint, Inc.
            Amendment No. 5 to Registration Statement on Form SB-2 File No. 333-127815

Dear Ms. Carmen Moncada-Terry:

      In connection with this letter, CompuPrint, Inc. (the "Company") is submitting Amendment No. 5 to its registration statement on Form SB-2 ("Form SB-2/A"). Three courtesy copies of clean and marked versions of the Form SB-2/A (excluding exhibits) are being furnished by overnight mail to your attention.

      As discussed in telephone communications with you, the Company has updated the Form SB-2/A to incorporate by reference as an exhibit the Modification to Protocol Agreement (the "Modification Agreement"), which was previously filed as
Exhibit 10.1 to the Company's Form 8-K filed on June 22, 2006, and to include updated consents of the Company's legal counsel and accountants. The Form SB-2/A has also been revised to include discussion of the recent appointment of a Chief Financial Officer and a recent sale of securities, all of which were previously disclosed in the Company's June 22, 2006 Form 8-K.

      Please advise us if there are any further comments, or if you require additional documents or information, or have any questions. As discussed in our telephone communications, the Company will seek effectiveness of the registration statement as soon as practicable, and will supplementally provide an acceleration request letter, with confirmation of its responsibilities under the federal securities laws.

                                        Very truly yours,


                                        /s/ Dan Brecher
                                        Dan Brecher

Enclosures